L E D G E W O O D
A PROFESSIONAL CORPORATION
1900 Market Street, Suite 750
Philadelphia, PA 19103
TEL 215.731.9450 FAX 215.735.2513 www.ledgewood.com

June 7, 2013

Mr. Jonathan Wiggins
Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:    Resource America, Inc.
Form 10-K for Fiscal Year Ended September 30, 2012
Filed December 14, 2012
File No: 000-04408
CIK No.: 0000083402

Dear Mr. Wiggins,

On behalf of Resource America, Inc. (the “Company”), this letter is to respond to your letter of May 28, 2013 with respect to the above-referenced filing (the “2012 10-K”).  For your convenience, we first restate your comments in italics and then provide the Company's response.

Form 10-K for the Year Ended December 31, 2012

Note 9 - Variable Interest Entities, page 68

1. We note in your response to comment 1 in your letter dated March 8, 2013 that you concluded that the incentive management fee (IMF) is considered to be a variable interest because it fails the first test under ASC 810-10-55-37. Please tell us how you determined it was appropriate to evaluate the IMF individually rather than the management agreement and related transactions as a whole. In addition, please provide us a detailed analysis as of the date of adoption of SFAS No. 167 and at any subsequent reconsideration event that further clarifies how you determined that the IMF did not meet the first criterion under paragraph 55-37 and a detailed analysis of the other criteria in paragraph 55-37. In your response, please tell us whether you considered the IMF to be an off-market fee, and if so, how you came to that conclusion.

The Company's response to the foregoing is provided separately for each comment. Several of the Company's responses are based upon information and analysis previously provided in its March 8 and April 4, 2013 letters, which such information and analysis is not repeated here.

a.	Please tell us how you determined it was appropriate to evaluate the IMF individually rather than the management agreement and related transactions as a whole.

In accordance with ASC 810-10-55-37 (“ASC 810”), the fees paid to a decision maker are not deemed to be variable interests if all of the six criteria are met. The Company's interpretation of FASB guidance with respect to ASC 810 was that the Company was required to identify and analyze all interests in the VIE for their potential variability.

The following management agreements were noted between various subsidiaries of the Company and Resource Capital Corp., Inc. (“RSO”), and are collectively referred to as the “Management Agreements”:

•
The March 2005 Management Agreement between RSO and Resource Capital Manager, Inc., a wholly-owned subsidiary of the Company (the “March 2005 Management Agreement”). The Company receives a base management fee (“BMF”), an incentive management fee (“IMF”) and the reimbursement of certain expenses from RSO. In addition, in connection with the April 2012 sale of the Company's former syndicated loan manager, Apidos Capital Management, LLC (“Apidos”), the Company, Apidos and RSO entered into a separate fee agreement whereby Apidos is entitled to a management fee with respect to the collateralized loan obligations issuers (“CLOs”) for which it continued to provide management services after its sale. This fee is described at page 8 of the 2012 10-K.

The Company also manages a portfolio of investments held within a taxable REIT subsidiary (“TRS”) of RSO. In the event the profits of this portfolio contribute to the Company's IMF, the portion of the IMF attributed to this portfolio is paid directly by the TRS to a subsidiary of the Company, Resource Capital Markets, Inc. (“RMKTS”), through a separate arrangement and deducted from the IMF otherwise payable directly to the Company under the above mentioned March 2005 Management Agreement.

•
In February 2011, RSO and Apidos entered into a subadvisory agreement to manage a portfolio of five CLOs previously managed by a loan manager that was purchased by RSO. Through this arrangement, the Company was entitled to 10% of the collateral management fees paid by the issuers. In connection with the sale of Apidos, the Company has retained a 33% interest in these management fees.

•
A subsidiary of the Company's real estate division, Resource Real Estate Management, Inc. (“RREM”), provides supervisory and property management services for three real properties on behalf of RSO, for which it receives property management fees, property acquisition fees, asset management fees, and debt placement fees.

•
Prior to the November 2011 recapitalization and deconsolidation of the Company's equipment leasing subsidiary, LEAF Financial, Inc. (“LEAF”), LEAF provided management services to RSO for its equipment lease portfolio. The Company currently holds a 14.9% equity interest in LEAF. For its services, LEAF received servicing and equipment acquisition fees.

The most significant of the management fees described above include the BMF and IMF from the March 2005 Management Agreement. Under paragraph 55-37c of ASC 810, the Company is required to perform an analysis on the interests individually and in the aggregate. Accordingly, the Company first analyzed the management fees, as summarized above (as described in the Company's March 8, 2013 response) and then all of its interests in RSO in the aggregate (as described in the Company's April 4, 2013 response).

As discussed below, because the IMF that the Company earns varies with performance and, therefore, may not be commensurate with the level of service required to provide those services, the criteria of ASC 810 are not met under either an individual or aggregate analysis. In addition, as 25% of the IMF is payable in RSO common stock, a portion of this fee is deemed to be subordinate to the other operating liabilities of RSO.

b.
In addition, please provide us a detailed analysis as of the date of adoption of SFAS No. 167 and at any subsequent reconsideration event that further clarifies how you determined that the IMF did not meet the first criterion under paragraph 55-37 and a detailed analysis of the other criteria.

The Company has reassessed the management fees it receives from RSO on an annual basis. No reconsideration event had occurred through the end of the period addressed in the 2012 10-K. To date, there has been no change to the conclusions the Company reached in its initial analysis. The Company's analysis with respect to each of the criteria set forth in paragraph 55-37 is as follows:

1.	The fees are compensation for services provided and are commensurate with the level of effort required to provide those services.

Fail - The Company determined that the IMF portion of the management fee payable under the March 2005 Management Agreement was related, in part, to the performance of RSO's portfolio and, thus, would vary based upon a criterion other than “level of effort” (in this case, it would vary based, in part, on portfolio performance). Accordingly, the test of subparagraph (a) of paragraph 55-37 (that the management fees relate to the “level of effort” rather than some other criterion, such as performance) was not met.

2.
Substantially all of the fees are at or above the same level of seniority as other operating liabilities of the entity that arise in the normal course of the entity's activities, such as trade payables.

Fail - With the exception of that portion of the IMF that is payable in RSO common stock, all of the other management fees are unsecured obligations of RSO to the Company and, accordingly, with respect thereto, the Company is a general creditor of RSO whose obligations are at the same level of seniority as other operating liabilities incurred by RSO in the normal course of business, which are also unsecured. Under the terms of March 2005 Management Agreement, the IMF is payable 75% in cash and 25% in RSO common stock. The portion of the IMF paid in RSO common stock is issued quarterly and the Company has restrictions and black-out dates related to their ability to sell the stock; as such, this portion of the IMF is subordinate to the other operating liabilities of RSO.

3.
The decision maker or service provider and its related parties, if any, do not hold other interests in the VIE that individually, or in the aggregate, would absorb more than an insignificant amount of the entity's expected losses or receive more than an insignificant amount of the entity's expected residual returns.

Pass -The Company's analysis indicates that its interests in RSO, which includes the management fees, expense reimbursements and dividends to be received over the expected life of RSO, could not potentially absorb/receive more than an insignificant amount of RSO's expected losses/benefits.

4.	The service arrangement includes only terms, conditions, or amounts that are customarily present in the arrangements for similar services negotiated at arm's length.

Pass - The March 2005 Management Agreement with RSO was originally structured based on and consistent with management contracts of similar mortgage REITS that existed at the time, including the incentive management fee structure.  Additionally, the Company believes that all of its Management Agreements, as detailed above, were and continue to be comparable to market arrangements for similar entities.

5.	The total amount of the anticipated fees is insignificant relative to the total amount of the variable interest entity's anticipated economic performance.

Pass - Based upon its analysis, the Company has concluded that the management fees are insignificant relative to the total amount of RSO's anticipated economic performance. As noted in the Company's response dated February 8, 2013, the Company's anticipated fees in RSO represented less than 3.6% of RSO's total discounted cash flows at September 30, 2012.

6.	The anticipated fees are expected to absorb an insignificant amount of variability associated with the entity's anticipated economic performance.

Pass - The Company's analysis further indicates that, the management fees are expected to absorb an insignificant amount of the variability associated with RSO's anticipated economic performance. A majority of the fees, with the exception of the IMF, are unaffected by the performance of the portfolio and are calculated as a fixed percentage of a certain base, such as total equity or total assets, as defined in the executed management agreements. Although the IMF is affected by the performance of RSO, it would not absorb a significant amount of the variability associated with RSO's anticipated economic performance.

In conclusion, the IMF fails at least one of the criteria above and, accordingly, the Company considers it to be a variable interest.

c.	In your response, please tell us whether you considered the IMF to be an off-market fee, and if so, how you came to that conclusion.

As indicated in the Company's discussion of the fourth criterion under ASC 810, paragraph 55-37, the March 2005 Management Agreement, including the IMF structure, was based on comparable arrangements with other mortgage REITS existing in the market at the time and the Company believes that it continues to be comparable to current agreements for similar entities. Accordingly, the Company does not consider the IMF from RSO to be an off-market fee.

2.
Please describe for us in detail all of the contractual arrangements, including all fee and reimbursement arrangements, that you and your related parties have with RSO and its affiliates, and quantify the fees and reimbursements received by type and by entity (e.g., RSO or an underlying entity) for the past three fiscal years.

The Company and its affiliates have various contractual arrangements with RSO and its affiliates, as described in the response above, for which it received the following fees and reimbursements for the fiscal years ended September 30, 2010, 2011 and 2012 (in thousands):

(1) The March 2005 Management Agreement provides for management fees and expense reimbursements. The following represents the contractual fees and expense reimbursements paid by RSO to the Company:

	Fiscal 2010	Fiscal 2011	Fiscal 2012
BMF	$4,887	$6,669	$7,747	[1]
IMF	$5,762	$1,852	$3,360	[1]
Expense reimbursements	$1,795	$2,687	$3,595
_____________

1.
Fiscal 2012 amounts reflected in the table above include $1.1 million and $317,000 of base and incentive fees, respectively, that the Company remitted to Apidos in connection with the separate fee agreement referred to in the first bullet point of the second paragraph of 1.a., above.

(2) In September 2012, RSO began to monetize its TRS investment portfolio and subsequently has sold approximately 30% of the positions held, thereby reducing the fair value of the portfolio to $33 million, or 1% of RSO's total assets, as of March 31, 2013. RSO expects to further liquidate and terminate the TRS portfolio. The following represents IMF paid to RMKTS in connection with the management of the TRS portfolio of investments:

	Fiscal 2010	Fiscal 2011	Fiscal 2012
IMF	$—	$2,831	$5,614

(3) The following represents all of the fees paid to RREM for the services it rendered in connection with the management of real properties on behalf of RSO:

	Fiscal 2010	Fiscal 2011	Fiscal 2012
Property management fees	$—	$125	$482
Property acquisition fees	$—	$484	$—
Asset management fees	$—	$54	$51
Debt placement fees	$—	$10	$—

(4) The following represents the fees paid to LEAF for the services it rendered in connection with the management of the RSO equipment lease portfolio:

	Fiscal 2010	Fiscal 2011	Fiscal 2012
Servicing fees	$187	$102	$—
Equipment acquisition fees	$101	$—	$—

(5) The following represents total fees paid by RSO to the Company for the management of five CLOs on behalf of RSO:

	Fiscal 2010	Fiscal 2011	Fiscal 2012
Collateral management fees	$—	$446	$417	[1]
_____________

1.	Represents the Company's 10% share of management fees received prior to the sale of Apidos ($215,000) and its 33% share of the 10% management fee share received subsequently ($202,000).

The Company has evaluated all of the fees it receives from RSO collectively and determined that it does not have the ability to receive benefits that could potentially be significant to RSO. Therefore, the Company has concluded it is not the primary beneficiary of RSO and, accordingly, that consolidation is not appropriate.

The Company has consulted with its independent external auditors, Grant Thornton, LLP, and they concur with the accounting conclusion. Further, in preparing these responses to the SEC, the Company consulted with an independent financial reporting consulting firm, FTI Consulting, Inc.

Very truly yours,
Ledgewood a professional corporation
By: /s/ J. Baur Whittlesey
J. Baur Whittlesey

Very truly yours,
Resource America, Inc.
By: /s/ Thomas C. Elliott Thomas C. Elliott
Title: Senior Vice President and Chief Financial Officer
Dated: June 7, 2013